

**FOR IMMEDIATE RELEASE**

For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

<u>**CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2008**</u>
<u>**AND YEAR TO DATE RESULTS**</u>

| |
|---|
| **THIRD QUARTER** |
| **Revenues Up 12.6%, Operating Income Increased 7.4%, EBITDA[(1)] Up 7.8%, Net Income Decreased 6.9% to US$0.29 per ADR** |
| **YEAR TO DATE** |
| **Revenues Up 10.3%, Operating Income Increased 12.5%, EBITDA[(1)] Up 10.8%, Net Income Increased 22.9% to US$1.65 per ADR** |

**(Santiago, Chile, October 29, 2008)** -- CCU announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and full year ended September 30, 2008. All US dollar figures are based on the exchange rate effective September 30, 2008 (US$1.00 = Ch$551.31).

## COMMENTS FROM THE CEO

We are satisfied with the results obtained during the third quarter of 2008. They were reached in a challenging economic scenario, with unexpectedly high cost inflation. The consumer price index variation for the quarter was 3.2 %, reaching for the last 12 months 9.2% with a noticeable acceleration. Under this scenario we were able to increase volumes by 11.4% resulting in an expansion in revenues of 12.6% in real terms and 23% in nominal terms. According to Chilean GAAP, for comparison purposes previous year figures have been adjusted for inflation. Our operating income and EBITDA grew by 7.4% and 7.8% respectively, in real terms, i.e. above inflation. These achievements were obtained despite of the costs pressures, as a result of strong volumes and controlled costs and expenses.

The Chilean beer segment increased its volumes by 6.6% at an average price slightly lower than in 2007, in real terms. In August the prices of premium brands and non-returnable packaging were increased by 9.3%. Additionally, in October the prices of returnable packages and mainstream were increased by 6%. Market price of malt and energy were respectively

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(1) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before the exhibits. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.



50% and 24% higher than in 2007, impacting in the segment's cost. Cost of goods sold increased from 40.5% to 46.0% of revenues due to higher raw material costs, energy and depreciation costs and a lower credit adjustment related to warranties on bottles. Expenses were kept under control, going down as a percentage of revenues, and compensated in part the rise in direct cost, so that the EBITDA margin declined from 32.3% to 28.7%.

The Argentine beer business revenues grew by 110.2% and improved its operating income by Ch$1,314 million, mainly due to a 45.9% growth in volumes as well as 44.5% higher prices in Chilean pesos. The results in Chilean pesos are distorted due to the variation of the exchange rate during the quarter. In dollar terms, revenues grew 84.2%, prices –both because of structural changes and a higher premium mix– increased 27.1%, and operating income improved US$1.8 million. Higher volumes and revenues are partially explained by the acquisition of ICSA last April; without considering ICSA, volumes increased 16.5%. The EBITDA margin improved from 8.1% to 10.3%.

The non-alcoholic beverages segment (soft drinks, nectars and mineral water segment) increased its revenues by 5.1% and its operating income remained almost flat. As a percentage of revenues cost of goods sold was higher due to higher cost of energy and lower credit adjustments related to warranties on bottles and accumulation of inventories, partially compensated by lower raw material costs. All categories increased their volumes: soft drinks grew by 3.5%, mineral water 4.8%, and nectars, 6.3%.

The spirits category evolved positively during the quarter, improving its operating results by 46.0%, EBITDA by 40.7% and EBITDA margin by 7.90 percentage points, mainly as a consequence of reducing marketing expenses to a long term marketing rate, as well as placing focus on premium products and cocktails. The positive performance of "Sierra Morena" rum, as well as the successful launching of "Chirimoya Colada" during this quarter contributed to the result.

Lastly, the wine business improved its operating income by 26.5% and EBITDA by 13.2%. In line with VSP strategy of moving towards better margin products, export prices in US dollar increased by 7.6% and domestic ones by 8.2% in real Chilean pesos. Better prices plus lower raw material costs, more than compensated lower export volumes and higher distribution costs. Thus, operational margin grew from 8.6% to 11.1%, and EBITDA increased by 13.2% with the EBITDA margin improving from 14.4% to 16.7

## CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

### *REVENUES*

*Q3'08*   Total revenues increased 12.6% to Ch$169,080 million (US$306.7 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by increases of 45.9% in beer Argentina, 6.6% in beer Chile and 4.1% in the non-alcoholics segment, partially offset by lower volumes in the wine and spirits businesses. The increase in average prices is explained by higher prices in beer



Argentina, wine and soft drinks segments, partially offset by lower prices in spirits, nectars, beer Chile and mineral water businesses.

***YTD*** Accumulated revenues increased 10.3% and amounted to Ch$517,928 million (US$939.4 million).



Revenues by segment

| | Q3 (US$ million) | | | | |
|---|---|---|---|---|---|
| | 2007 | | **2008** | | % Chg. |
| Beer - Chile | 98.2 | 36.1% | **104.2** | **34.0%** | 6.1% |
| Beer - Argentina | 24.8 | 9.1% | **52.1** | **17.0%** | 110.2% |
| Non-Alcoholics | 71.6 | 26.3% | **75.3** | **24.6%** | 5.1% |
| Wine | 49.1 | 18.0% | **48.1** | **15.7%** | -2.2% |
| Spirits | 23.5 | 8.6% | **21.4** | **7.0%** | -9.0% |
| Others | 5.0 | 1.8% | **5.6** | **1.8%** | 12.8% |
| TOTAL | 272.3 | 100.0% | **306.7** | **100.0%** | 12.6% |

| | Year to Date  (US$ million) | | | | |
|---|---|---|---|---|---|
| | 2007 | | **2008** | | % Chg. |
| Beer - Chile | 327.4 | 38.4% | **347.7** | **37.0%** | 6.2% |
| Beer - Argentina | 90.4 | 10.6% | **146.7** | **15.6%** | 62.4% |
| Non-Alcoholics | 232.1 | 27.2% | **252.4** | **26.9%** | 8.7% |
| Wine | 130.3 | 15.3% | **119.4** | **12.7%** | -8.4% |
| Spirits | 56.2 | 6.6% | **55.4** | **5.9%** | -1.5% |
| Others | 15.5 | 1.8% | **17.8** | **1.9%** | 14.6% |
| TOTAL | 852.0 | 100.0% | **939.4** | **100.0%** | 10.3% |



## GROSS PROFIT

**Q3'08**    Increased 12.0% to Ch$84,348 million (US$153.0 million) as a result of 12.6% higher revenues, partially offset by 13.3% higher **cost of goods sold**, which amounted to Ch$84,732 million (US$153.7 million). The increase in cost of goods sold is explained by higher costs in beer and non-alcoholic business segments, partially compensated by lower costs in wine and spirits. In Q3'08, the gross profit margin, as a percentage of sales, decreased slightly from 50.2% to 49.9%.

**YTD**    Increased 11.2%, amounting to Ch$271,202 million (US$491.9 million). The consolidated gross margin increased 0.4 percentage points to 52.4%.

## OPERATING RESULT

**Q3'08**    Amounted to Ch$19,950 million (US$36.2 million), 7.4% higher than in Q3'07, mainly due to 12.0% higher gross profit, partially offset by higher **selling, general and administrative (SG&A)** expenses. **SG&A** expenses increased 13.6%, reaching Ch$64,398 million (US$116.8 million) in Q3'08, mainly due to higher SG&A expenses in all business segments with the exception of spirits. SG&A expenses, as a percentage of sales, increased from 37.8% in Q3'07 to 38.1% in Q3'08 mainly as a consequence of higher transport and distribution expenses. The consolidated operating margin for the period decreased from 12.4% to 11.8%.

**YTD**    Increased 12.5%, amounting to Ch$78,506 million (US$142.4 million). The consolidated operating margin increased 0.3 percentage points to 15.2%.





## Operating Income and Operating Margin by Segment

| | Q3 | | | | |
|---|---|---|---|---|---|
| | Operating Income (US$ million) | | | Operating Margin | |
| | 2007 | **2008** | **% Chg** | 2007 | **2008** |
| Beer – Chile | 22.2 | **19.6** | **-11.9%** | 22.6% | **18.8%** |
| Beer – Argentina | -0.6 | **1.8** | **NM** | -2.3% | **3.5%** |
| Non-Alcoholics | 5.1 | **5.1** | **-0.1%** | 7.1% | **6.7%** |
| Wine | 4.2 | **5.4** | **26.5%** | 8.6% | **11.1%** |
| Spirits | 2.6 | **3.8** | **46.0%** | 11.0% | **17.6%** |
| Others | 0.2 | **0.6** | **227.7%** | 3.9% | **11.4%** |
| **TOTAL** | 33.7 | **36.2** | **7.4%** | 12.4% | **11.8%** |

| | Year to Date | | | | |
|---|---|---|---|---|---|
| | Operating Income (US$ million) | | | Operating Margin | |
| | 2007 | **2008** | **%Chg** | 2007 | **2008** |
| Beer – Chile | 87.0 | **87.8** | **0.9%** | 26.6% | **25.2%** |
| Beer – Argentina | 3.1 | **7.6** | **148.1%** | 3.4% | **5.2%** |
| Non-Alcoholics | 20.0 | **28.3** | **41.6%** | 8.6% | **11.2%** |
| Wine | 9.1 | **8.4** | **-8.0%** | 7.0% | **7.0%** |
| Spirits | 4.5 | **8.2** | **83.9%** | 8.0% | **14.8%** |
| Others | 3.0 | **2.1** | **-29.2%** | 19.0% | **11.7%** |
| **TOTAL** | 126.6 | **142.4** | **12.5%** | 14.9% | **15.2%** |

### *EBITDA[2]*

*Q3'08*    Increased 7.8% to Ch$32,926 million (US$59.7 million) compared to Q3'07, while the consolidated EBITDA margin was 0.8 percentage points lower than in Q3'07, reaching 19.5%.

*YTD*    Increased 10.8%, to Ch$117,530 million (US$213.2 million). The EBITDA margin increased 0.1 percentage points to 22.7%.

---

[2] Please see the note before the exhibits.





## EBITDA by Segment

| | Q3 | | | | |
|---|---|---|---|---|---|
| | EBITDA (US$ million) | | | EBITDA margin | |
| | 2007 | **2008** | **% Chg** | 2007 | **2008** |
| Beer - Chile | 31.7 | **29.9** | **-5.7%** | 32.3% | **28.7%** |
| Beer - Argentina | 2.0 | **5.4** | **166.5%** | 8.1% | **10.3%** |
| Non-Alcoholics | 10.1 | **10.3** | **1.9%** | 14.1% | **13.7%** |
| Wine | 7.1 | **8.0** | **13.2%** | 14.4% | **16.7%** |
| Spirits | 3.4 | **4.7** | **40.7%** | 14.3% | **22.2%** |
| Others | 1.1 | **1.4** | **24.3%** | 22.8% | **25.1%** |
| **TOTAL** | 55.4 | **59.7** | **7.8%** | 20.3% | **19.5%** |

| | Year to Date | | | | |
|---|---|---|---|---|---|
| | EBITDA (US$ million) | | | EBITDA margin | |
| | 2007 | **2008** | **% Chg** | 2007 | **2008** |
| Beer - Chile | 115.7 | **118.6** | **2.5%** | 35.3% | **34.1%** |
| Beer - Argentina | 11.7 | **17.8** | **51.7%** | 13.0% | **12.1%** |
| Non-Alcoholics | 34.8 | **44.2** | **27.1%** | 15.0% | **17.5%** |
| Wine | 17.9 | **16.6** | **-7.2%** | 13.7% | **13.9%** |
| Spirits | 6.8 | **11.1** | **62.6%** | 12.1% | **20.0%** |
| Others | 5.5 | **4.8** | **-11.4%** | 35.2% | **27.2%** |
| **TOTAL** | 192.4 | **213.2** | **10.8%** | 22.6% | **22.7%** |



## NON-OPERATING RESULTS

***Q3'08***   Decreased Ch$1,054 million (US$1.9 million) compared to the same quarter last year, from a loss of Ch$4,808 million (US$8.7 million) to a loss of Ch$5,863 million (US$10.6 million). The decrease in non-operating result is mainly explained by:

- ***Net interest expenses***, which increased from Ch$2.274 million (US$4.2 million) in Q3'07 to Ch$2,973 million (US$5.4 million) in Q3'08, mainly due to long term financial loan contracted on November 2007 for US$70 million, higher interest rates on CCU Argentina's debt and lower real interest rates received on deposits.

- ***Foreign currency exchange and price level restatement result***, which decreased from a loss of Ch$1,577 million (US$2.8 million) to a loss of Ch$2,377 million (US$4.3 million), due to the appreciation of the Chilean peso and higher inflation.

These effects were partially compensated by:

- ***Net non-operating income/expenses,*** which increased from a loss of Ch$177 million (US$0.3 million) in Q3'07 to a gain of Ch$513 million (US$0.9 million) this quarter, mainly due to the reversal of a provision subsequent to the settlement of a legal dispute in our subsidiary in Argentina.

***YTD***   Decreased from a loss of Ch$11,402 million (US$20.7 million) to a loss of Ch$12,168 million (US$22.1 million).

## NET INCOME

***Q3'08***   Decreased 6.9% from Ch$10,946 million (US$19.9 million) to Ch$10,186 million (US$18.5 million), mainly due to lower non-operating results and higher income taxes, partially offset by higher operating results. The higher average tax rate is related with a higher contribution of the business in Argentina to the total result.

***YTD***   Increased 22.9% from Ch$47,229 million (US$85.7 million) to Ch$58,025 million (US$105.3 million), mainly due to better operating results and lower income taxes, partially offset by lower non-operating results and minority interest.



## SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The results associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q3'08.)

### *BEER CHILE*

**Revenues** increased 6.1% to Ch$57,432 million (US$104.2 million), as a result of 6.6% higher sale volumes, partially offset by slightly lower prices in real terms.

**Operating Income** decreased 11.9% to Ch$10,781 million (US$19.6 million), mainly as a result of higher cost of goods sold and higher SG&A expenses. **Cost of goods sold** increased 20.6% to Ch$26,430 million (US$47.9 million). As a percentage of sales, cost of goods sold increased from 40.5% in Q3'07 to 46.0% in Q3'08 mainly due to higher raw material, energy and depreciation costs, as well as lower credit adjustments related to warranties on bottles. **SG&A** expenses increased 1.2% to Ch$20,221 million (US$36.7 million) mainly due to higher marketing expenses. As a percentage of sales, SG&A expenses decreased from 36.9% in Q3'07 to 35.2% in Q3'08. The operating margin decreased from 22.6% in Q3'07 to 18.8% in Q3'08.

**EBITDA** decreased 5.7% to Ch$16,476 million (US$29.9 million), while the EBITDA margin was 28.7% of sales, 3.6 percentage points lower than in Q3'07.

**Comments** The premium segment continued to excel, growing volumes with double digits during the quarter. In August the price of premium brands and non-returnable packaging were increased by 9.3%. Additionally, in October prices of returnable packages and mainstream brands were increased by 6%.



## *BEER ARGENTINA*

***Revenues*** measured in Chilean pesos increased 110.2%, reaching Ch$28,733 million (US$52.1 million), mainly due to 45.9% and 44.5% higher sale volumes and average prices, respectively. The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US dollars as of September 2008 converted to Chilean pesos at the exchange rate of September 30, 2008, minus the results in US dollars as of June 2008 converted to Chilean pesos at the exchange rate of June 30, 2008, the latter adjusted by the Chilean Q3'08 inflation rate. In US dollar terms, revenues increased 84.2% and prices 27.1%, because of structural changes and a higher premium mix.

***Operating Income*** measured in Chilean pesos increased from a loss of Ch$314 million (US$0.6 million) in Q3'07 to a gain of Ch$1,000 million (US$1.8 million) in Q3'08, as a result of higher revenues. ***Cost of goods sold*** increased 94.7%, reaching Ch$14,893 million (US$27.0 million) this quarter mainly due to higher cost of raw material, energy and salaries, in addition to the incorporation of the Luján plant operation. As a percentage of sales, cost of goods sold decreased from 56.0% to 51.8%. ***SG&A*** expenses, measured in Chilean pesos increased 102.7% from Ch$6,333 million (US$11.5 million) to Ch$12,841 million (US$23.3 million), mostly in marketing, transport and distribution and remunerations. As a percentage of sales, SG&A expenses decreased from 46.3% to 44.7% because the higher revenue more than compensated the increase in expenses. The operating margin increased from a negative 2.3% in Q3'07 to a positive 3.5% in Q3'08. In US dollar terms our subsidiary in Argentina increased its operating result by US$1.8 million.

***EBITDA*** increased 166.5% from Ch$1,111 million (US$2.0 million) to Ch$2,960 million (US$5.4 million) this quarter, while the EBITDA margin increased from 8.1% to 10.3% in Q3'08.

***Comments*** Higher volumes and revenues are partially explained by the acquisition of ICSA last April. Not considering ICSA, volumes increased 16.5%. On August 1 we begun to distribute the ICSA brands (Palermo, Bieckert and Imperial) through our enhanced distribution channel expanding the geographical area we reach with all brands.

## *NON-ALCOHOLIC BEVERAGES*

***Revenues*** increased 5.1% to Ch$41,530 million (US$75.3 million), due to 4.1% and 1.0% higher sale volumes and average prices in the segment, respectively.

***Operating Income*** decreased 0.1% to Ch$2,787 million (US$5.1 million) this quarter, as a result of higher cost of goods sold and SG&A expenses, partially offset by higher revenues. ***Cost of goods sold*** increased 5.9% to Ch$20,439 million (US$37.1



million) during Q3'08. As a percentage of sales, cost of goods sold increased from 48.9% to 49.2% mainly due to higher energy costs and lower credit adjustment related to warranties on bottles and inventory accumulation, compensated with lower raw material costs. **SG&A** expenses increased 5.2% to Ch$18,304 million (US$33.2 million), mainly due to higher transportation, marketing and salaries expenses. As a percentage of sales, SG&A expenses remained flat at 44.1%. The operating margin decreased from 7.1% in Q3'07 to 6.7% in this quarter.

**EBITDA** increased 1.9% to Ch$5,677 million (US$10.3 million), while the EBITDA margin was 13.7% of sales, 0.4 percentage points lower than in Q3'07.

**Comments** During the quarter, volumes had a positive performance in all categories: soft drinks increased 3.5%, mineral water and nectars grew 4.8% and 6.3%, respectively. During this period, Watt's Soya, the first low calories nectar with soy proteins, was introduced to the market.

## WINE

**Revenues** decreased 2.2% to Ch$26,504 million (US$48.1 million), mainly due to 4.0% lower volumes, partially offset by 2.5% higher average prices in pesos. The domestic revenue business increased 7.4% due to higher prices with a slightly lower volume. The export business revenue decreased 11.5% in Chilean pesos. In US dollar, revenue was down by 3.5% due to an increase in prices of 7.4% to USD 22.7 per case and a decrease in volume of 9.5%. The variance between the dollar and the Ch$ measures is explained by the average exchange rate increasing less than inflation for the same period.

**Operating Income** increased 26.5% from Ch$2,334 million (US$4.2 million) to Ch$2,953 million (US$5.4 million) in Q3'08, mainly due to lower cost of goods sold, partially offset by lower revenues and higher SG&A expenses. **Cost of goods sold** decreased 10.9% from Ch$16,731 million (US$30.3 million) in Q3'07 to Ch$14,907 million (US$27.0 million) this quarter, mainly due to lower volumes and lower unit direct cost. As a percentage of sales, cost of goods sold decreased from 61.8% in Q3'07 to 56.2% in Q3'08. **SG&A** expenses increased 7.7% to Ch$8,643 million (US$15.7 million), mainly due to higher transportation, salaries and marketing expenses. As a percentage of sales, SG&A expenses increased from 29.6% in Q3'07 to 32.6% this quarter. Accordingly, the operating margin improved from 8.6% in Q3'07 to 11.1% in Q3'08.

**EBITDA** increased 13.2% to Ch$4,423 million (US$8.0 million) in Q3'08, while the EBITDA margin improved from 14.4% to 16.7%.

**Comments** In October the depreciation of the Chilean peso vs the US dollar has been up to 20% opening more favorable perspective for the export business. However, it is hard to predict the net effect that the world economic climate will have on



VSP's exports. On one hand global demand is expected to slow down pushing prices and volumes down. On the other hand, the Chilean wine industry and particularly VSP as mostly off-trade supplier, having a good price/quality ratio may face a more vigorous demand.

## *SPIRITS*

*Revenues* decreased 9.0% to Ch$11,779 million (US$21.4 million), mainly due to 6.4% and 2.7% lower volumes and average prices, respectively.

*Operating Income* improved 46.0% from Ch$1,421 million (US$2.6 million) to Ch$2,074 million (US$3.8 million) in Q3'08, mainly due to lower cost of goods sold and SG&A expenses, partially offset by lower revenues. **Cost of goods sold** decreased 15.5% to Ch$6,021 million (US$10.9 million) mainly due to lower direct costs. As a percentage of sales, cost of goods sold decreased from 55.0% to 51.1%. **SG&A** expenses decreased 16.4% to Ch$3,684 million (US$6.7 million) mainly due to lower marketing expenses. As a percentage of sales, SG&A expenses decreased from 34.0% to 31.3%. Accordingly, the operating margin increased from 11.0% in Q3'07 to 17.6% in Q3'08.

*EBITDA* increased 40.7% from Ch$1,856 million (US$3.4 million) to Ch$2,611 million (US$4.7 million), while the EBITDA margin increased, from 14.3% in Q3'07 to 22.2% this quarter.

*Comments* Profitability of this segment continues improving as a consequence of CPCh's focus on premium products and cocktails, in addition to the positive performance of rum "Sierra Morena", as well as the successful launch of "Chirimoya Colada" during this quarter.

(Five exhibits to follow)

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Note: EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.



**Exhibit 1: Income Statement (Third Quarter 2008)**

|  | Ch$ millions | | US$ millions (1) | | % |
|---|---|---|---|---|---|
|  | Q3'08 | Q3'07 | Q3'08 | Q3'07 | Change |
| Net sales | 169,080 | 150,099 | 306.7 | 272.3 | 12.6% |
| Cost of goods sold | (84,732) | (74,817) | (153.7) | (135.7) | 13.3% |
| % of sales | 50.1% | 49.8% | 50.1% | 49.8% | |
| Gross profit | 84,348 | 75,282 | 153.0 | 136.6 | 12.0% |
| % of sales | 49.9% | 50.2% | 49.9% | 50.2% | |
| SG&A | (64,398) | (56,704) | (116.8) | (102.9) | 13.6% |
| % of sales | 38.1% | 37.8% | 38.1% | 37.8% | |
| Operating income | 19,950 | 18,578 | 36.2 | 33.7 | 7.4% |
| % of sales | 11.8% | 12.4% | 11.8% | 12.4% | |
| Non-operating result | | | | | |
| Financial income | (365) | (257) | (0.7) | (0.5) | 42.3% |
| Equity in NI of rel. companies | (135) | (69) | (0.2) | (0.1) | 96.5% |
| Other non-operating income | 320 | 522 | 0.6 | 0.9 | -38.6% |
| Amortization of goodwill | (890) | (712) | (1.6) | (1.3) | 25.0% |
| Interest expenses | (2,608) | (2,017) | (4.7) | (3.7) | 29.3% |
| Other non-operating expenses | 193 | (700) | 0.4 | (1.3) | NM |
| Price level restatement | (783) | (1,182) | (1.4) | (2.1) | -33.7% |
| Currency exchange result | (1,594) | (395) | (2.9) | (0.7) | 303.8% |
| Total | (5,863) | (4,808) | (10.6) | (8.7) | 21.9% |
| Income before taxes | 14,087 | 13,769 | 25.6 | 25.0 | 2.3% |
| Income taxes | (3,197) | (2,068) | (5.8) | (3.8) | 54.6% |
| Tax rate | 22.7% | 15.0% | 22.7% | 15.0% | |
| Minority interest | (731) | (768) | (1.3) | (1.4) | -4.8% |
| Amort. of negative goodwill | 26 | 13 | 0.0 | 0.0 | 102.8% |
| Net income | 10,186 | 10,946 | 18.5 | 19.9 | -6.9% |
| % of sales | 6.0% | 7.3% | 6.0% | 7.3% | |
| Earnings per share | 31.98 | 34.37 | 0.06 | 0.06 | -6.9% |
| Earnings per ADR | 159.90 | 171.84 | 0.29 | 0.31 | |
| Weighted avg. shares (millions) | 318.5 | 318.5 | 318.5 | 318.5 | |
| Depreciation | 12,818 | 11,809 | 23.2 | 21.4 | 8.5% |
| Amortization | 158 | 153 | 0.3 | 0.3 | 3.2% |
| EBITDA | 32,926 | 30,540 | 59.7 | 55.4 | 7.8% |
| % of sales | 19.5% | 20.3% | 19.5% | 20.3% | |
| Capital expenditures | 6,185 | 16,320 | 11.2 | 29.6 | -62.1% |

(1) Exchange rate:  US$1.00 = Ch$551,31



**Exhibit 2: Income Statement (Nine Months Ended September 30, 2008)**

| | Ch$ millions | | US$ millions (1) | | % |
| --- | --- | --- | --- | --- | --- |
| | 30-Sep-08 | 30-Sep-07 | 30-Sep-08 | 30-Sep-07 | Change |
| Net sales | 517,928 | 469,720 | 939.4 | 852.0 | 10.3% |
| Cost of goods sold | (246,725) | (225,851) | (447.5) | (409.7) | 9.2% |
| % of sales | 47.6% | 48.1% | 47.6% | 48.1% | |
| Gross profit | 271,202 | 243,869 | 491.9 | 442.3 | 11.2% |
| % of sales | 52.4% | 51.9% | 52.4% | 51.9% | |
| SG&A | (192,696) | (174,087) | (349.5) | (315.8) | 10.7% |
| % of sales | 37.2% | 37.1% | 37.2% | 37.1% | |
| Operating income | 78,506 | 69,782 | 142.4 | 126.6 | 12.5% |
| % of sales | 15.2% | 14.9% | 15.2% | 14.9% | |
| Non-operating result | | | | | |
| Financial income | 527 | 1,126 | 1.0 | 2.0 | -53.2% |
| Equity in NI of rel. companies | (116) | (389) | (0.2) | (0.7) | -70.2% |
| Other non-operating income | 1,608 | 2,254 | 2.9 | 4.1 | -28.6% |
| Amortization of goodwill | (2,453) | (2,226) | (4.5) | (4.0) | 10.2% |
| Interest expense | (8,049) | (6,420) | (14.6) | (11.6) | 25.4% |
| Other non-operating expenses | (1,942) | (3,301) | (3.5) | (6.0) | -41.2% |
| Price level restatement | (1,483) | (2,452) | (2.7) | (4.4) | -39.5% |
| Currency exchange result | (260) | 6 | (0.5) | 0.0 | NM |
| Total | (12,168) | (11,402) | (22.1) | (20.7) | 6.7% |
| Income before taxes | 66,338 | 58,380 | 120.3 | 105.9 | 13.6% |
| Income taxes | (5,684) | (9,652) | (10.3) | (17.5) | -41.1% |
| Tax rate | 8.6% | 16.5% | 8.6% | 16.5% | |
| Minority interest | (2,681) | (1,540) | (4.9) | (2.8) | 74.1% |
| Amort. of negative goodwill | 53 | 42 | 0.1 | 0.1 | 26.8% |
| Net income | 58,025 | 47,229 | 105.3 | 85.7 | 22.9% |
| % of sales | 11.2% | 10.1% | 11.2% | 10.1% | |
| Earnings per share | 182.18 | 148.28 | 0.33 | 0.27 | 22.9% |
| Earnings per ADR | 910.91 | 741.42 | 1.65 | 1.34 | |
| Weighted avg. shares (millions) | 318.5 | 318.5 | 318.5 | 318.5 | |
| Depreciation | 38,448 | 35,802 | 69.7 | 64.9 | 7.4% |
| Amortization | 575 | 478 | 1.0 | 0.9 | 20.4% |
| EBITDA | 117,530 | 106,061 | 213.2 | 192.4 | 10.8% |
| % of sales | 22.7% | 22.6% | 22.7% | 22.6% | |
| Capital expenditures | 40,562 | 41,623 | 73.6 | 75.5 | -2.6% |

(1) Exchange rate: US$1.00 = Ch$551,31



**Exhibit 3: Segment Information - Third Quarter 2008**

| | Beer - Chile | | Beer - Argentina | | Non-Alcoholics** | | Wine | | Spirits | | Others | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| (all figures in Ch$ millions) | | | | | | | | | | | | |
| Revenues | | | | | | | | | | | | |
| Core products | 56,050 | 52,924 | 28,141 | 13,343 | 41,301 | 39,290 | 25,049 | 25,476 | 11,675 | 12,822 | 2,894 | 2,390 |
| Other products | 1,382 | 1,217 | 592 | 327 | 229 | 206 | 1,454 | 1,615 | 104 | 127 | 207 | 361 |
| Total | 57,432 | 54,141 | 28,733 | 13,670 | 41,530 | 39,496 | 26,504 | 27,092 | 11,779 | 12,949 | 3,102 | 2,751 |
| % change | 6.1% | | 110.2% | | 5.1% | | -2.2% | | -9.0% | | 12.8% | |
| Cost of sales | (26,430) | (21,915) | (14,893) | (7,650) | (20,439) | (19,307) | (14,907) | (16,731) | (6,021) | (7,121) | (2,043) | (2,093) |
| % of sales | 46.0% | 40.5% | 51.8% | 56.0% | 49.2% | 48.9% | 56.2% | 61.8% | 51.1% | 55.0% | 65.9% | 76.1% |
| SG&A | (20,221) | (19,989) | (12,841) | (6,333) | (18,304) | (17,399) | (8,643) | (8,027) | (3,684) | (4,407) | (705) | (549) |
| % of sales | 35.2% | 36.9% | 44.7% | 46.3% | 44.1% | 44.1% | 32.6% | 29.6% | 31.3% | 34.0% | 22.7% | 20.0% |
| Operating profit | 10,781 | 12,237 | 1,000 | (314) | 2,787 | 2,790 | 2,953 | 2,334 | 2,074 | 1,421 | 354 | 108 |
| % change | -11.9% | | NM | | -0.1% | | 26.5% | | 46.0% | | 227.7% | |
| % of sales | 18.8% | 22.6% | 3.5% | -2.3% | 6.7% | 7.1% | 11.1% | 8.6% | 17.6% | 11.0% | 11.4% | 3.9% |
| Depreciation | 5,689 | 5,223 | 1,930 | 1,389 | 2,890 | 2,781 | 1,364 | 1,469 | 520 | 428 | 424 | 518 |
| Amortization | 5 | 5 | 30 | 35 | - | - | 106 | 106 | 17 | 7 | - | - |
| EBITDA | 16,476 | 17,466 | 2,960 | 1,111 | 5,677 | 5,572 | 4,423 | 3,909 | 2,611 | 1,856 | 779 | 626 |
| % change | -5.7% | | 166.5% | | 1.9% | | 13.2% | | 40.7% | | 24.3% | |
| % of sales | 28.7% | 32.3% | 10.3% | 8.1% | 13.7% | 14.1% | 16.7% | 14.4% | 22.2% | 14.3% | 25.1% | 22.8% |

| | Beer - Chile | | Beer - Argentina* | | Non-Alcoholics** | | Wine*** | | Spirits | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| **VOLUMES & PRICING** | | | | | | | | | | |
| | | | | | Total** | | Total | | Total | |
| Volume (HLs) | 1,072,911 | 1,006,555 | 794,786 | 544,591 | 1,225,935 | 1,177,792 | 266,516 | 277,743 | 61,281 | 65,480 |
| % change | 6.6% | | 45.9% | | 4.1% | | -4.0% | | -6.4% | |

Non-Alcoholics volumes:

| | | |
|---|---|---|
| Soft Drinks | | |
| 837,772 | 809,803 | |
| 3.5% | | |
| Nectars | | |
| 174,623 | 164,283 | |
| 6.3% | | |
| Mineral Water | | |
| 213,541 | 203,706 | |
| 4.8% | | |

Wine volumes:

| | | |
|---|---|---|
| Chile - Domestic | | |
| 151,751 | 152,520 | |
| -0.5% | | |
| Chile - Bottled Exports | | |
| 100,265 | 110,739 | |
| -9.5% | | |
| Argentina | | |
| 14,500 | 14,484 | |
| 0.1% | | |

\* Volumes include exports of 65,532 HL (11,447 HL to Chile) and 41,180 HL (6,990 HL to Chile) in Q3'08 and Q3'07, respectively.

\** Includes soft drinks (soft drinks, functional products, energy drinks, ice tea), nectars, mineral and purified water.

\*** In unit cases, sales from the soft drinks and mineral water segment totaled 21.6 million and 20.7 million in Q3'08 and Q3'07, respectively.

\**** Volumes do not include bulk volumes of 23,246 HL (18,655 HL from Chile exports and 4,591 HL from Argentina) and 39,580 HL (33,570 HL from Chile exports and 6,010 HL from Argentina) in Q3'08 and Q3'07, respectively.

| | Beer - Chile | | Beer - Argentina | | Non-Alcoholics | | Wine | | Spirits | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Total | | Total | | | |
| Price (Ch$ / HL) | 52,241 | 52,580 | 35,407 | 24,501 | 33,689 | 33,359 | 93,988 | 91,726 | 190,513 | 195,822 |
| % change (real) | -0.6% | | 44.5% | | 1.0% | | 2.5% | | -2.7% | |

Non-Alcoholics price:

| | | |
|---|---|---|
| Soft Drinks | | |
| 32,813 | 31,977 | |
| 2.6% | | |
| Nectars | | |
| 44,454 | 46,376 | |
| -4.1% | | |
| Mineral Water | | |
| 28,324 | 28,358 | |
| -0.1% | | |

Wine price:

| | | |
|---|---|---|
| Chile - Domestic | | |
| 62,597 | 57,877 | |
| 8.2% | | |
| Chile - Bottled Exports | | |
| 133,222 | 132,996 | |
| 0.2% | | |
| Argentina | | |
| 151,217 | 132,633 | |
| 14.0% | | |



**Exhibit 4: Segment Information - Nine Months Ended September 30, 2008**

| | Beer - Chile | | Beer - Argentina | | Non-Alcoholics** | | Wine | | Spirits | | Others | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| (all figures in Ch$ millions) | | | | | | | | | | | | |
| Revenues | | | | | | | | | | | | |
| Core products | 187,789 | 177,284 | 79,202 | 49,232 | 138,470 | 127,222 | 61,876 | 66,651 | 30,178 | 30,666 | 9,096 | 7,659 |
| Other products | 3,918 | 3,241 | 1,696 | 595 | 670 | 740 | 3,959 | 5,192 | 355 | 331 | 720 | 907 |
| Total | 191,707 | 180,525 | 80,897 | 49,827 | 139,140 | 127,962 | 65,835 | 71,843 | 30,533 | 30,997 | 9,816 | 8,566 |
| % change | 6.2% | | 62.4% | | 8.7% | | -8.4% | | -1.5% | | 14.6% | |
| Cost of sales | (79,233) | (69,857) | (41,317) | (26,029) | (65,232) | (62,027) | (39,227) | (45,169) | (14,978) | (17,274) | (6,739) | (5,496) |
| % of sales | 41.3% | 38.7% | 51.1% | 52.2% | 46.9% | 48.5% | 59.6% | 62.9% | 49.1% | 55.7% | 68.7% | 64.2% |
| SG&A | (64,081) | (62,726) | (35,390) | (22,110) | (58,293) | (54,904) | (21,986) | (21,648) | (11,022) | (11,259) | (1,923) | (1,440) |
| % of sales | 33.4% | 34.7% | 43.7% | 44.4% | 41.9% | 42.9% | 33.4% | 30.1% | 36.1% | 36.3% | 19.6% | 16.8% |
| Operating profit | 48,393 | 47,942 | 4,190 | 1,689 | 15,615 | 11,030 | 4,622 | 5,026 | 4,534 | 2,465 | 1,153 | 1,630 |
| % change | 0.9% | | 148.1% | | 41.6% | | -8.0% | | 83.9% | | -29.2% | |
| % of sales | 25.2% | 26.6% | 5.2% | 3.4% | 11.2% | 8.6% | 7.0% | 7.0% | 14.8% | 8.0% | 11.7% | 19.0% |
| Depreciation | 16,978 | 15,807 | 5,433 | 4,662 | 8,777 | 8,165 | 4,199 | 4,507 | 1,544 | 1,278 | 1,517 | 1,383 |
| Amortization | 18 | 16 | 196 | 121 | - | - | 321 | 319 | 41 | 22 | - | - |
| EBITDA | 65,388 | 63,765 | 9,818 | 6,472 | 24,392 | 19,196 | 9,143 | 9,852 | 6,119 | 3,764 | 2,670 | 3,013 |
| % change | 2.5% | | 51.7% | | 27.1% | | -7.2% | | 62.6% | | -11.4% | |
| % of sales | 34.1% | 35.3% | 12.1% | 13.0% | 17.5% | 15.0% | 13.9% | 13.7% | 20.0% | 12.1% | 27.2% | 35.2% |

| | Beer - Chile | | Beer - Argentina* | | Non-Alcoholics** | | Wine*** | | Spirits | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| **VOLUMES & PRICING** | | | | | | | | | | |
| | | | | | Total** | | Total | | Total | |
| Volume (HLs) | 3,554,139 | 3,339,227 | 2,432,105 | 1,810,327 | 4,111,972 | 3,756,764 | 675,996 | 709,713 | 155,736 | 156,969 |
| % change | 6.4% | | 34.3% | | 9.5% | | -4.8% | | -0.8% | |

| Soft Drinks | | Chile - Domestic | |
|---|---|---|---|
| 2,769,702 | 2,515,973 | 377,752 | 374,899 |
| 10.1% | | 0.8% | |
| **Nectars** | | **Chile - Bottled Exports** | |
| 509,551 | 476,085 | 262,594 | 295,981 |
| 7.0% | | -11.3% | |
| **Mineral Water** | | | |
| 832,719 | 764,707 | | |
| 8.9% | | | |

| Argentina | |
|---|---|
| 35,649 | 38,833 |
| -8.2% | |

* Volumes include exports of 181,519 HL (33,257 HL to Chile) and 127,469 HL (34,243 HL to Chile) in 2008 and 2007, respectively.

** Includes soft drinks (soft drinks, functional products, energy drinks, ice tea), nectars, mineral and purified water.

*** In unit cases, sales from the soft drink and mineral water segment totaled 72.4 million and 66.2 million in 2008 and 2007, respectively.

**** Volumes do not include bulk volumes of 74,737 HL (57,695 HL from Chile exports and 17,042 HL from Argentina) and 99,336 HL (79,986 HL from Chile exports and 19,350 HL from Argentina ) in 2008 and 2007, respectively.

| | Beer - Chile | | Beer - Argentina | | Total (Non-Alcoholics) | | Total (Wine) | | Spirits | |
|---|---|---|---|---|---|---|---|---|---|---|
| Price (Ch$ / HL) | 52,837 | 53,091 | 32,565 | 27,195 | 33,675 | 33,865 | 91,533 | 93,913 | 193,776 | 195,364 |
| % change (real) | -0.5% | | 19.7% | | -0.6% | | -2.5% | | -0.8% | |

| Soft Drinks | | Chile - Domestic | |
|---|---|---|---|
| 32,858 | 32,824 | 61,936 | 59,684 |
| 0.1% | | 3.8% | |
| **Nectars** | | **Chile - Bottled Exports** | |
| 45,852 | 47,396 | 126,674 | 132,770 |
| -3.3% | | -4.6% | |
| **Mineral Water** | | | |
| 28,941 | 28,865 | | |
| 0.3% | | | |

| Argentina | |
|---|---|
| 146,294 | 128,197 |
| 14.1% | |



**Exhibit 5: Balance Sheet**

|  | Ch$ millions | | US$ millions (1) | | % |
|  | 30-Sep-08 | 30-Sep-07 | 30-Sep-08 | 30-Sep-07 | Change |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| | | | | | |
| Cash & equivalents | 35,574 | 51,671 | 64.5 | 93.7 | -31.2% |
| Other current assets | 250,953 | 210,578 | 455.2 | 382.0 | 19.2% |
|   Total current assets | 286,527 | 262,249 | 519.7 | 475.7 | 9.3% |
| | | | | | |
| PP&E, net | 454,490 | 404,832 | 824.4 | 734.3 | 12.3% |
| Other assets | 142,965 | 111,212 | 259.3 | 201.7 | 28.6% |
| | | | | | |
| TOTAL ASSETS | 883,982 | 778,293 | 1,603.4 | 1,411.7 | 13.6% |
| | | | | | |
| **LIABILITIES & STOCKHOLDERS' EQUITY** | | | | | |
| | | | | | |
| Short-term debt (2) | 14,862 | 15,001 | 27.0 | 27.2 | -0.9% |
| Other current liabilities | 121,799 | 112,594 | 220.9 | 204.2 | 8.2% |
|   Total current liabilities | 136,661 | 127,595 | 247.9 | 231.4 | 7.1% |
| | | | | | |
| Long-term debt (2) | 175,753 | 126,552 | 318.8 | 229.5 | 38.9% |
| Other long-term liabilities | 56,191 | 55,681 | 101.9 | 101.0 | 0.9% |
|   Total long-term liabilities | 231,944 | 182,233 | 420.7 | 330.5 | 27.3% |
| | | | | | |
| Minority interest | 54,271 | 55,973 | 98.4 | 101.5 | -3.0% |
| | | | | | |
| Stockholders' equity | 461,106 | 412,493 | 836.4 | 748.2 | 11.8% |
| | | | | | |
| TOTAL LIABILITIES & STOCKHOLDERS' EQUITY | 883,982 | 778,293 | 1,603.4 | 1,411.7 | 13.6% |
| | | | | | |
| **OTHER FINANCIAL INFORMATION** | | | | | |
| | | | | | |
| Total financial debt | 190,615 | 141,554 | 345.7 | 256.8 | 34.7% |
| | | | | | |
| Net debt (3) | 155,041 | 89,882 | 281.2 | 163.0 | 72.5% |
| | | | | | |
| Liquidity ratio | 2.10 | 2.06 | | | |
| Debt / Capitalization | 0.27 | 0.23 | | | |

(1) Exchange rate:  US$1.00 = Ch$551,31

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents